Entrepreneur

Name: Dano Veal
UUID: 89531952
Background: I'm the Elastico Tequila label owner with a strong background in liquor Imports / Exports, branding, and retail.
Location: California

Social Connections

Facebook: http://www.facebook.com/Elastico.Tequila/
Twitter: http://www.twitter.com/elasticotequila
LinkedIn:

Pitch Story

Title of your pitch: Elastico® Tequila Micro Distillery
Short introduction of your pitch: Elastico Tequila by the barrel, crafted in front of your eyes!
Your pitch story: "If you want to see some sin, forget about Paris. Go to Kansas City."~ Dr. George Miller. Under the rebellious leadership of Pendergast, The Prohibition of 1921 "never happened" in Kansas City. Some of the Veal family ran hooch from Louisiana to Kansas City and did business with the likes of Lucky Luciano.   More that 80 years later and now a Silicon Valley resident, Dano Veal, without knowledge of his family's prohibition history, became an alcohol spirits importer and exporter who fancied tequila. In 2005 Veal launched his own all 100-proof tequila label, Elastico Tequila distilled in Jalisco, Mexico.   Kansas City has a rich history and is also the home of the best barbeque in the world. These old roots sprouted new branches and now the Elastico Tequila Grille is the first Craft Distillery in the world that makes 100-proof 100% blue agave liquor.
Which category does your pitch belong to: Food

Target Market

Target market: Our target market is the 21-55 years of age group. We target tequila enthusiasts, tourists, coffee drinkers, and bar goers.

Production plan

Production location: United States

Production plan: Everything will be distilled and bottled onsite. Besides direct drink sales to customers, fine food, and a great environment, we will mass produce bottles of Elastico to wholesale distributors.   The craft distillery structure allows us to bypass the current three-tier distribution system that previously kept manufacturers on the lower end of the product markup; we're eliminating the "middle-man".   Dano Veal has decades of experience with distributors.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: What keeps me up at night is a very specific issue. The landlord wants to lease the building ASAP. I just hope another doesn't lease the building before we can.
  There's a risk that legislation could be passed in the future to roll-back the right craft distilleries have to sell direct to customers; but if so, we have distributors in the US and Canada. We assume the same risk as any other micro-distillery or brewery. Those common risk include employee cuts and burns and glass breakage.   As far as management I have the following team: David Harvill - Director of Finance The number cruncher, has more than 25 years accounting experience starting with First Interstate Bank of California. Harvill is a California State University, Long Beach graduate with a B.S. in Business Administration. Harvill keeps all our books in order and taxes paid. Sean Guess Director Risk Management Sean brings legal and financial experience to our team and is a serious figure head. Besides an early life career as an attorney, Guess has advised and helped build a couple successful secondary finance companies. Guess is a University of Missouri Columbia graduate with a Doctor of Law and BA in Political Science.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: Dano Veal, Founder, has personally invested $21.7k in the company as invested capital (not a loan).

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: Let's bring it home! American ingredients, American sources, made by American people. Elastico Tequila is moving production to the US.

Spending Plan

Number of current employees including yourself: 7

Percentage of your raise will pay salaries: 0%

Spending plan: Managed by our CFO, the capital raised will be used for acquiring the target building, the purchase and installation of a 100 gallon flute still, a 200-liter Jacketed Cylindrical Fermenter, bottling materials, furniture, signage, and permits. The "net" capital spend after paying the funding portal fee and investor credit/debit card processing fees are as follows: 51.90% of the funds raised will be spent on the building lease in San Jose, CA, proper insurance, and interior & exterior decoration. 45.93% of the funds raised will be spent on the purchase & lease of Capital Assets including the first alcohol still, the distillation chamber, barbeque grill smoker, kitchen fixtures, and a distribution vehicle. 2.17%   and any excess of the funds raised is dedicated to marketing and consulting.

Spending plan of extra investment: If we raised more funds than our target, after paying the funding portal fee and investor credit/debit card processing fees, the funds will be invested into the distillery and cover expenses such as innovation and marketing.

Return Details

Return type: ownership

Raising target: $40,000

Raising cap: $107,000

Percentage ownership you plan to offer: 1.0%

When do you plan to sell or IPO your business: 2027

Existing share: Yes

Share percent: 1%

When can bidders expect the return: December, 2022

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Elastico Tequila Grille Co

Legal status of your company/business: CORPORATION

Where is your company registered: Missouri

Company form date: 12-17-2018

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: elasticospirits.com

Company address

Street: 11801 Pierce Street

City: Riverside

State: California

ZIP code: 92505

Financial status

Average sales price: $7

Average cost per unit: $0.33

Yearly sales at the end of last year: $0

1st year target sales after raised date: $1,193,810

Existing investment from the founders: $21,700

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Dano Veal
Title: Founder
Grant Date: 11-01-2018
Has ownership: Yes
Ownership: 100%
Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/dano-w-veal-12275349/

Name: Dave Harvill
Title: CFO
Grant Date: 11-01-2018
Has ownership: No
Link to the bio or LinkedIn page for 3 years recent work experience:
www.davidharvill.com/p/bio_11.html

Name: Sean Guess
Title: Director of Risk Management
Grant Date: 11-01-2018
Has ownership: No
Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/seanguess/

Name: Domingo Estrada
Title: Business Development Manager
Grant Date: 11-01-2018
Has ownership: No
Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/domingo-m-estrada-5b852018/

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: 30,000 shares of preferred stock at a par value of $1,000 with a 1% dividend with no voting rights, have been authorized but not yet issued. The shares are different from the CAFES securities offered on this platform.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $21,700

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Elastico Craft Distillery & Grille is a startup; although the micro-distillery is not in operation, I added the Elastico Tequila Home brand which currently sells Home Decor and nonalcoholic beverages. The $21,700 is the savings I put aside when I first planned to take over manufacturing of Elastico Tequlia.   Elastico Tequila Grille Co does not have a line of credit or alternative funding in place.   Successful Regulation Crowdfunding will not make or break the company because we will start on a smaller scale and Elastico Tequila Home products are selling very well. The Elastico Tequila Grille Micro Distillery will open regardless, and when it does, we're not selling any more equity to investors.

Has financial statements: Yes

Last Edited: 2019-09-27 17:47:54

Desired launch period: in_a_week

CCC code: juq4wdd#

CIK code: 0001762281

Links

ETG Company Website: elasticospirits.com

Alcohol industry article:

www.openthenews.com/how-dano-veal-disrupted-the-big-alcohol-industry/